UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: July 15, 2011**
MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01   **Other Items**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) stated principal amounts outstanding on the New Notes; provided, however, that no payment or redemptions are required if Excess Free Cash Flow is less than $250,000.

Applying this requirement with respect to Morris Publishing's monthly period ending June 30, 2011, Morris Publishing redeemed $563,028 in aggregate stated principal amount of the New Notes on July 19, 2011, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On July 15, 2011, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that $563,028 of the aggregate stated principal amounts outstanding on the New Notes will be redeemed on the July 19, 2011 Excess Cash Flow Payment Date.

The table below summarizes all of the aggregate stated principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

(dollars in thousands)	Beginning Principal Outstanding		Principal Redeemed		Interest Paid		Ending Principal Outstanding		Payment Due Date
Quarterly interest payment	$	100,000	$	-	$	833	$	100,000	4/1/10
Excess Free Cash Flow-March 2010		100,000		-		-		100,000	4/23/10
Excess cash-Tranche A repayment		100,000		3,211		21		96,789	4/23/10
Excess Free Cash Flow-April 2010		96,789		-		-		96,789	5/21/10
Excess cash-Tranche B refinance		96,789		1,760		24		95,029	5/21/10
Excess Free Cash Flow-May 2010		95,029		1,016		22		94,013	6/17/10
Quarterly interest payment		94,013		-		2,350		94,013	7/1/10
Excess Free Cash Flow-June 2010		94,013		2,803		14		91,210	7/19/10
Excess Free Cash Flow-July 2010		91,210		-		-		91,210	8/24/10
Excess Free Cash Flow-August 2010		91,210		1,094		24		90,116	9/17/10
Quarterly interest payment		90,116		-		2,254		90,116	10/1/10
Excess Free Cash Flow-September 2010		90,116		424		2		89,692	10/19/10
Excess Free Cash Flow-October 2010		89,692		1,994		26		87,698	11/18/10
Excess Free Cash Flow-November 2010		87,698		1,190		24		86,508	12/15/10
Quarterly interest payment		86,508		-		2,163		86,508	1/3/11
Excess Free Cash Flow-December 2010		86,508		-		-		86,508	1/21/11
Excess Free Cash Flow-January 2011		86,508		4,269		55		82,239	2/16/11
Excess Free Cash Flow-February 2011		82,239		3,227		68		79,012	3/16/11
Quarterly interest payment		79,012		-		1,975		79,012	4/1/11
Excess Free Cash Flow-March 2011		79,012		579		3		78,433	4/21/11
Excess Free Cash Flow-April 2011		78,433		-		-		78,433	5/16/11
Excess Free Cash Flow-May 2011		78,433		322		6		78,111	6/15/11
Quarterly interest payment		78,111		-		1,953		78,111	7/1/11
Excess Free Cash Flow-June 2011	$	78,111		563		3	$	77,548	7/19/11
Total-to date			$	22,452	$	11,820			

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 19, 2011   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President-Chief Financial Officer